EXHIBIT 12

PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Three Months Ended
	March 28, 2010	March 28, 2009
	(In thousands, except ratios)
Earnings (loss):
Loss from continuing operations before income taxes	$(78,668)	$(56,819)
Add: Total fixed charges	32,816	50,648
Less: Interest capitalized	198	589

Total earnings (loss)	$(46,050)	$(6,760)

Fixed charges:
Interest charges	$28,420	$47,033
Portion of noncancelable lease expense representative of the interest factor	4,396	3,615

Total fixed charges	$32,816	$50,648

Ratio of earnings to fixed charges	(a )	(b )

(a)	Earnings were insufficient to cover fixed charges by $78,866.
(b)	Earnings were insufficient to cover fixed charges by $57,408.